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                            October 18, 2023

       Glenn G. Cohen
       Chief Financial Officer
       Kimco Realty Corporation
       500 North Broadway, Suite 201
       Jericho, NY 11753

                                                        Re: Kimco Realty
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed October 10,
2023
                                                            File No. 333-274926

       Dear Glenn G. Cohen:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMPANY MERGER, page 92

   1. We note your disclosure on page 28 that each of Kimco and RPT has operated in a manner that it believes has
allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and
intends to continue to do so through the closing date or through the taxable year ending
with the company merger, respectively. Additionally, Kimco and
                                                        RPT intend that Kimco
will continue to operate in such a manner after the company
                                                        merger. We also note
your reference to certain material U.S. federal income tax
                                                        considerations
regarding Kimco   s taxation as a REIT on page 94. Please file as an exhibit a tax opinion
supporting the tax matters and consequences to the shareholders as described in the filing, or
advise how you determined such an opinion is not required. Refer to Item
                                                        601(b)(8) of Regulation
S-K.
 Glenn G. Cohen
Kimco Realty Corporation
October 18, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameGlenn G. Cohen
                                                           Division of
Corporation Finance
Comapany NameKimco Realty Corporation
                                                           Office of Real
Estate & Construction
October 18, 2023 Page 2
cc:       Steven R. Green, Esq.
FirstName LastName